Exhibit 4.1(j)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Todd Govig

This Agreement amends and modifies the Consulting Agreements between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Management Recruiters of Scottsdale/Todd Govig (“Consultant”) and is effective as of April 17, 2003.

Whereas, the Company desires to change the payment terms on the contract for certain consulting services performed in 2002 and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that as of April 17, 2003 it owes Consultant certain amounts for services rendered, payable in cash. It will now convert this payment to stock issuable to Consultant individually, or his designee, a total of 900,000 shares in full payment due under the contract and related notice period.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during April 2003. If the filing occurs after April, Consultant has the option to accept only cash.

3.	All other terms and conditions of the 2002 Consultant Agreements remain unchanged.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ TODD GOVIG	By:	/s/ RICHARD D. BROUNSTEIN
Todd Govig		Richard D. Brounstein Executive Vice President, CFO

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